SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549




                          FORM 12b-25




                                Commission File Number: 000-33067




                  NOTIFICATION OF LATE FILING


(Check One):
[   ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
[ X ] Form 10-Q [   ] Form N-SAR

     For Period Ended: March 31, 2007

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


                PART I.  REGISTRANT INFORMATION


Full name of registrant: DIGICORP, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

4143 Glencoe Avenue, Unit B

City, State and Zip Code:

Marina Del Rey, California 90292

               Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                   SEE RIDER ANNEXED HERETO.

                  PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: Jay Rifkin
                   Area Code and Telephone number: (310) 728-1450

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify
report(s).     [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
               [ X ] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGICORP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2007       BY: /s/ Jay Rifkin
                         Name: Jay Rifkin
                         Title: Chief Executive Officer

                           ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

DIGICORP, INC.



RIDER TO FORM 12b-25


PART III - NARRATIVE

The Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Registrant's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

(3) The Registrant anticipates that its revenue, operating expenses and net loss for the quarter ended March 31, 2007 are significantly less than the revenue, expenses and net loss for the quarter ended March 31, 2006.

The decrease in revenue is primarily the result of a decrease in the direct sales of licensed content during the quarter ended
March 31, 2007 by the Registrant's subsidiary Rebel Crew Films,
Inc.

Operating expenses decreased primarily due to a decrease in compensation paid for legal fees during the quarter ended March 31, 2007, and also due to a decrease in the amortization expense related to a decrease in stock based compensation expense attributed to options granted to employees and directors, and due to a decrease in general and administrative expenses attributed to the overall restructuring of the Registrant's business during the quarter ended March 31, 2007.

Net loss decreased as a result of the above factors.

A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-KSB has not been completed.